03002620

ED STATES
EXCHANGE COMMISSION
gton, D.C. 20549

VF 2-19-03

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC MAIL RECEIVED PROCESSING FEB 13 2003

SEC FILE NUMBER
8-35542

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/02 AND ENDING 12/31/02
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SYDNEY PREVOR AND CO., INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

AMERICAN AIRLINES BLDG. STE 401
(No. and Street)

SANTURCE PR 00911-1952
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
SYDNEY PREVOR 787-722-0915
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

IRVING KLEIN HOWARD KLEIN & COMPANY
(Name – *if individual, state last, first, middle name*)

157-07 22 AVENUE WHITESTONE NY 11357
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 05 2003 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Aff. 341

OATH OR AFFIRMATION

I, SYDNEY PREVOR, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SYDNEY PREVOR & CO, INC, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signed and sworn before me by Sydney Prevor, of legal age, married, businessman and resident of San Juan, Puerto Rico, whom I personally know. In San Juan, Puerto Rico, on February 11, 2003.

Signature

Title Pres

Notary Public

LYDIA M. RAMOS CRUZ
ABOGADA - NOTARIO

original copy

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SYDNEY PREVOR AND CO., INC.

FINANCIAL REPORT

Year Ended December 31, 2002

MEMBER OF
N.Y.S. SOCIETY OF C.P.A.'s
AMER. INST. OF C.P.A.'s
INT'L. SOC. OF TAX CONSULTANTS
AMERICAN ACCOUNTING ASSN.
NAT'L. CONF. OF CPA
PRACTITIONERS

IRVING KLEIN
HOWARD KLEIN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS
157-07 22 AVENUE
WHITESTONE, NEW YORK 11357

TELEPHONE (718) 746-5600
FACSIMILE (718) 746-5665

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders
of Sydney Prevor And Co., Inc.

We have audited the accompanying balance sheets of Sydney Prevor And Co., Inc. as of December 31, 2002 and December 31, 2001, and the related statements of income, retained earnings, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sydney Prevor And Co., Inc.,and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Irving Klein, Howard Klein & Company

IRVING KLEIN, HOWARD KLEIN & COMPANY

Whitestone New York
February 10, 2003

SYDNEY PREVOR AND CO., INC.

BALANCE SHEET

DECEMBER 31	2002	2001
ASSETS		
CURRENT ASSETS:		
Cash	$46,694	$1,206
Accounts receivable	2,802	
Investments	55,375	40,693
Securities inventory	217,170	524,434
Prepaid taxes	2,777	3,370
Total Current Assets	324,817	569,702
PROPERTY AND EQUIPMENT:	34,951	94,951
Less accumulated depreciation	34,951	46,951
Net Book Value	0	48,000
OTHER ASSETS:		
Rent security deposit	717	717
Deposit with clearing institution	96,881	110,014
Total Other Assets	97,598	110,732
Total Assets	$422,415	$728,434
LIABILITIES AND SHAREHOLDER'S EQUITY		
CURRENT LIABILITIES:		
Accounts payable	$3,356	$43,702
Due to shareholder		129,750
Margin account	100,681	23,245
Due to clearing house - current portion	33,333	
Total Current Liabilities	137,370	196,697
LONG TERM DEBT DUE TO CLEARING HOUSE	66,667	
SHAREHOLDER'S EQUITY:		
Common stock - authorized 200 shared - no par value issued and outstanding - 200 shares	225,000	225,000
Retained earnings	(6,622)	306,737
Total Shareholder's Equity	218,378	531,737
Total Liabilities And Shareholder's Equity	$422,415	$728,434

The accompanying notes are an integral part of the financial statements.

SYDNEY PREVOR AND CO., INC.

STATEMENT OF INCOME AND RETAINED EARNINGS

JANUARY 1 TO DECEMBER 31,	2002	2001
REVENUE:		
Commissions, underwriting and management	$195,113	$54,719
Trading	(411,211)	520,911
Interest and dividends	1,934	5,850
Total Revenue	(214,164)	581,479
EXPENSES:		
Salaries	20,500	20,411
Commissions	3,861	3,178
Payroll taxes	1,985	6,376
Rent, parking and utilities	12,394	17,857
Communications and postage	11,920	57,337
Insurance and medical	12,843	18,206
Professional fees	1,315	12,692
Research and trade publications	387	3,055
Advertising and promotion	3,862	18,009
NASD expenses	2,438	3,086
Automobile expense	(128)	4,523
Interest	9,200	23,420
Office and Miscellaneous	10,978	10,022
Education expense		1,500
Travel	1,200	4,800
Office lunch and refreshments	550	4,800
Depreciation and amortization	4,000	12,000
Local taxes and fees	1,889	8,347
Total Expenses	99,195	229,620
NET INCOME (LOSS) BEFORE PROVISION FOR INCOME TAXES	(313,359)	351,859
PROVISION FOR INCOME TAXES	0	5,887
Net Income (Loss) For Year	(313,359)	345,972
RETAINED EARNINGS AT BEGINNING OF YEAR	306,737	(39,236)
RETAINED EARNINGS (DEFICIT) AT END OF YEAR	($6,622)	$306,737

The accompanying notes are an integral part of the financial statements.

SYDNEY PREVOR AND CO., INC.

STATEMENT OF CASH FLOWS

JANUARY 1 TO DECEMBER 31,	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES:		
Income (loss) from operations	($313,359)	$345,972
Adjustments to reconcile income to cash provided by (applied to) operating activities:		
Depreciation and amortization	4,000	12,000
(Increase) decrease in:		
Accounts receivable and investments	(17,484)	42,065
Securities inventory	307,264	(336,343)
Unexpired insurance and prepaid expense	593	5,432
Other assets	13,134	(3,777)
Increase (decrease) in:		
Accounts payable	(170,096)	148,826
Cash Provided By (Used In) Operating Activities	(175,947)	214,176
CASH FLOWS FROM INVESTING ACTIVITIES:		
Additions to property and equipment		(60,000)
Proceeds from sale of property and equipment	44,000	
Cash Provided By (Used In) Investing Activities	44,000	(60,000)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Margin account	77,436	(164,447)
Borrowings	100,000	
Cash Provided By (Used In) Financing Activities	177,436	(164,447)
Increase (Decrease) In Cash And Cash Equivalents	45,488	(10,271)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	1,206	11,477
CASH AND CASH EQUIVALENTS AT END OF YEAR	$46,694	$1,206

The accompanying notes are an integral part of the financial statements.

SYDNEY PREVOR AND CO., INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2002

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION:

The Company was organized in February, 1986 in New York to act as an introducing securities broker dealer and was authorized to commence similar operations in Puerto Rico in June 1987.

The Company commenced dealing in securities in 1991 by sale of securities to customers in the ordinary course of business. Orders are received from customers and placed via a correspondent New Jersey based investment banker who also maintains all accounts for the customers.

INVESTMENTS:

Investments are carried at the lower of cost of market and are short term in nature.

SECURITIES INVENTORY:

Inventory of dealer securities is carried at the lower of costs or market and may be sold in response to changes in interest rates and market risks changes. Accordingly, the securities have been classified as "available for sale" and reflected at their aggregate fair value, which approximates their actual costs, in the accompanying balance sheets at December 31, 2001 and 2000.

PROPERTY AND EQUIPMENT:

Property and equipment are stated at cost and depreciated principally under the straight line method over a five year period.

USE OF ESTIMATES:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and

SYDNEY PREVOR AND CO., INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2002

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

expenses during the reporting period. Actual results could differ from those estimates.

FAIR VALUE DISCLOSURES:

The Financial Accounting Standards Board has issued Statement of Financial Accounting Standards No. 107 "Disclosure About Fair Value of Financial Instruments". This statement extends existing fair value disclosure practices for some instruments by requiring all entities to disclose the fair value of financial instruments, both assets and liabilities, recognized in the statement of financial position for which it is practical to estimate fair values.

As of December 31, 2002 and 2001, the Company's accounts receivables, investment securities and margin loan account balances approximated fair value due to their short-term maturity. The carrying amount of other long term assets is also assumed to approximate their fair value.

CASH FLOW DISCLOSURES:

For purposes of the statement of cash flows, cash and cash equivalents only include unrestricted cash balances in banks.

CONCENTRATION OF CREDIT RISK:

Financial instruments that potentially expose the Company to concentrations of credit risk include its bank accounts and accounts with its correspondent securities broker. The Company maintains these accounts at reputable institutions. While the Company attempts to limit any financial exposure, its deposit balances may, at times exceed federally insured limits or may not be federally insured. The Company has not experienced any losses on such accounts.

REVENUE RECOGNITION:

Commissions and underwriting income are recognized as income, net of clearing and transaction fees and other items deducted by the clearing house, upon the transaction

SYDNEY PREVOR AND CO., INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2002

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

settlement date.

Revenue or expense on sale of securities inventory is recognized when sales occur. Adjustment, if any, to the lower of cost or market is recognized at the end of the accounting period.

NOTE 2 DEPOSIT WITH CLEARING INSTITUTION

Commencing September, 2002, the Company maintains a regulatory clearing house deposit in cash of $96,881 with Pershing LLC who, provides clearing and custodial services for the Company and which maintains all of its customers' accounts.

A deposit of $110,014 consisting of "Cash Reserve Funds - Treasury Series" was formerly maintained with Deutsche Bank Alex. Brown Inc.

NOTE 3 SECURITIES DEALER BLANKET BOND

The Company is insured under a securities dealer blanket bond expiring November 1, 2003. The limit of liability is $200,000 and the deductible is $5,000.

NOTE 4 NOTE PAYABLE - CLEARING HOUSE

The Company borrowed $100,000 in September 2002 from CSFB (USA) Inc. The principal is due in three annual installments of $33,333 commencing September 30, 2003 with interest on the unpaid principal at 8% per annum.

Under the terms of the note, each annual installment of principal and interest shall be forgiven and deemed paid by the borrower if the Clearing Agreement assigned to Pershing has not been terminated and no event of default such as bankruptcy or liquidation has occurred when such installment is due.

No interest has been accrued by the Company as it is expected that such amounts will be forgiven under the terms of the note.

To secure the obligation, the borrower granted the lender all rights and interests

SYDNEY PREVOR AND CO., INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2002

NOTE 4 NOTE PAYABLE - CLEARING HOUSE (continued)

under the Clearing Agreement. In addition, the borrower warrants it earns at least 10% of its gross revenues or that it maintains at least 1,000 active accounts on an annual basis with unrelated persons.

NOTE 5 INCOME TAXES AND RELATED DEFERRED TAX ASSET

The Company computes income tax on its Puerto Rican source income. It computes U.S. tax on its total income offset by foreign tax credit for taxes paid to Puerto Rico. The Company sustained a $313,359 loss during 2002 which will be used to offset future taxable income. The approximate tax savings of $78,000 is reduced by a valuation allowance of an equivalent amount due to uncertainties as to the utilization of such loss.

A loss of $314,996 during 2000 was utilized against 2001 taxable income resulting in savings of approximately $78,000 in 2001.

Sale of securities to customers in dealer transactions and adjustment to market, if any, results in ordinary income or loss for income tax purposes.

NOTE 6 COMMITMENTS

The Company occupies its office space on a month to month basis.

The company leases office space in New York on an as needed basis.